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JUN 03 2019
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SEC

19010505

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNally Financial Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16414 San Pedro Avenue, Suite 930
(No. and Street)

San Antonio (City) TX (State) 78232 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David D. McNally (210) 545-7080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH& Co LLP
(Name – *if individual, state last, first, middle name*)

C-7/227, Sector - 7 (Address) Rohini, Delhi (City) India (State) 110085 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David D. McNally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNally Financial Services Corporation, as of March 31st, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

[signature]
Notary Public

Melissa Ann Gavre
My Commission Expires
09/11/2022
ID No. 131717864

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McNally Financial Services Corporation
Index to Financial Statements and Supplemental Information
March 31, 2019

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Board of Directors of
McNally Financial Services Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McNally Financial Services Corporation (the "Company") as of March 31, 2019 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has several pending legal matters that could negatively impact the financial condition of the Company. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

AJSH & Co LLP

We have served as the Company's Auditor since 2019.

New Delhi, India
May 31, 2019

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Financial Condition
March 31, 2019

ASSETS		
Cash	$	91,854
Receivable from clearing broker-dealers		151,182
Deposit with clearing company		25,000
Securities owned, at fair value		64,643
Property and equipment, net		1,355
Other assets and receivables		49,451
TOTAL ASSETS	$	383,485
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	229,038
Total liabilities		229,038
Stockholder's Equity		
Common stock, 2,000 shares authorized, $0.01 par value, 1,100 shares issued and outstanding		11
Additional paid-in capital		127,576
Retained earnings		26,861
Total stockholder's equity		154,448
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	383,485

See notes to financial statements and report of independent registered public accounting firm

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Operations
For the Year Ended March 31, 2019

REVENUES		
Brokerage commissions	$	893,514
Distribution fees		1,798,078
Investment advisory fees		409,232
Investment income		(2,853)
Interest income		5,792
Other income		59,820
Total revenues		3,163,584
EXPENSES		
Commission expenses		2,576,879
Payroll expenses		226,090
Professional fees		304,339
Regulatory fees		30,012
Depreciation		2,102
Selling, general and admintration expenses		151,476
Other expenses		-
Total expenses		3,290,898
INCOME BEFORE INCOME TAX		(127,314)
Income tax expense		-
NET INCOME	$	(127,314)

See notes to financial statements and report of independent registered public accounting firm

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at March 31, 2018	$ 10	$ 104,411	$ 174,175	$ 278,596
Stock issued during the year	1	23,165	-	23,166
Net income	-	-	(127,314)	(127,314)
Dividend paid	-	-	(20,000)	(20,000)
Balance at March 31, 2019	$ 11	$ 127,576	$ 26,861	$ 154,448

See notes to financial statements and report of independent registered public accounting firm

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Cash Flows

Cash Flows For The Year Ended March 31, 2019

Cash flows from operating activities:		
Net income	$	(127,314)
Adjustments to reconcile net income to cash used in operating activities:		
Depreciation		2,103
Unrealized loss on securities owned		3,325
Shares issued under employee benefit plan		23,166
Changes in operating assets and liabilities:		
Receivable from clearing broker-dealers		7,288
Other assets and receivables		(24,282)
Accounts payable and accrued expenses		(97,685)
Net cash used in operating activities		(213,400)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Dividend paid		(20,000)
Net cash provided by investing activities		(20,000)
Net decrease in cash		(233,400)
Cash at beginning of year		325,254
Cash at end of year	$	91,854
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid		-
Non- cash item:		
Issuance of shares under employee benefit plan	$	23,166

See notes to financial statements and report of independent registered public accounting firm

MCNALLY FINANCIAL SERVICES CORPORATION
Notes to the Financial Statements
March 31, 2019

Note 1 - Nature of Business

McNally Financial Services Corporation (the "Company") was incorporated in the State of Texas on April 11, 2002 and became a registered broker-dealer with the Securities and Exchange Commission ("SEC") in September 2002 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 (the "Rule") of the SEC, and accordingly, is exempt from the remaining provisions of the Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

As of and during the year ended March 31, 2019, the Company has been involved in a number of complaints and litigation filed against the Company related to its investment advisory business. These matters are also currently being reviewed by the Texas State Securities Board. Pending the outcome of these matters and their regulatory impact, these matters raise substantial doubt about the Company's ability to continue as a going concern. The Company believes that all significant settlements arising from these claims and litigation will be covered by the Company's insurance policies and management will work with its attorney to defend itself in all of these matters.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company's ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Property and Equipment
Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets (three to five years), except for leasehold improvements, which are depreciated straight-line over the shorter of the estimated useful life or the life of the lease. Expenditures for repairs and maintenance and minor replacements are charged to expense as incurred.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

Brokerage Commission
Brokerage commission includes fee income earned by the Company from buying and selling securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Distribution Fees
Distribution fees include insurance commissions and commissions earned from other pooled investment vehicles (funds) to distribute shares to investors. Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Investment Advisory Fees
Investment advisory fees include advisory fees and 12b-1 fees earned by the Company. The performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Advisory fees and 12b-1 fees received are earned on a pro rata basis over the term of the contract.

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes
The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company recognized no uncertain income taxes as of and for the year ended March 31, 2019.

The Company files U.S. federal and U.S. state tax returns. Generally, the Company is open to examination for the last 3 years of filed returns. For the year ended March 31, 2019, the Company had no Texas margin tax liability.

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at March 31, 2019.

Mutual funds and money market fund: Valued at the daily closing prices as reported by the fund.

Performance Share Plan

The Company implemented a Performance Share Plan for certain employees of the Company effective December 31, 2014. During the year, the Company terminated the Performance Share Plan, and replaced it with a Restricted Stock Plan effective on August 17, 2018. The company awarded 100 shares of common stock to Barrett O. Schultz under this plan.

The Company has elected to measure and recognize compensation expense based on the intrinsic value of the Company as at the grant date.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2014-09, *Revenue Recognition (Topic 606)*. This ASU provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and the timing of revenue recognition. The FASB deferred the effective date of the new revenue standard being effective for fiscal years and interim periods beginning after December 15, 2018 and allowing entities to adopt one year earlier if they so elect. The new standard allows for two alternative implementation methods: the use of either (1) full retrospective application to each prior reporting period presented or (2) modified retrospective application in which the cumulative effect of initially applying the revenue standard is recognized as an adjustment to the opening balance of retained earnings in the period of adoption. The Company plans to adopt the new standard in the first quarter of 2020 but has not yet determined the method by which the standard will be adopted. The Company is currently evaluating the impact of the standard on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provision on the Company's financial position and results of operations.

In August 2016, the FASB issued ASU 2016-15, regarding ASC Topic 230 "Statement of Cash Flows." This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The new guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted. The Company does not expect the adoption of this standard to have a significant effect on its financial statements.

There were no other new accounting pronouncements during the year ended March 31, 2019 that we believe would have a material impact on our financial position or results of operations.

Note 3 - Clearing Deposit
For the year ended March 31, 2019, substantially all the commissioned brokerage transactions were settled through Pershing, LLC ("Pershing"), as governed by a Clearing Agreement. The Company maintains a deposit account with Pershing as part of the Company's contract for services. Pershing requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions.

As of March 31, 2019, the deposit balance held with Pershing was $25,000.

Note 4 - Property and Equipment

Property and equipment consists of the following as of March 31, 2019:

Equipment	$	14,276
Leasehold improvements		4,648
Total property and equipment		18,924
Accumulated depreciation		17,569
Net property and equipment	$	1,355

Depreciation expense was $2,103 for the year ended March 31, 2019 and is included in the accompanying statement of operations.

Note 5 - Fair Value Measurements

Investments in mutual funds are carried at estimated fair value and categorized as level 1 of the fair value hierarchy. Fair value has been determined by the daily closing price as reported by the fund. The following table presents information about the Company's assets and liabilities measured at fair value as of March 31, 2019:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned:				
Mutual Funds	$ 64,643	$ -	$ -	$ 64,643
Total	$ 64,643	$ -	$ -	$ 64,643

The carrying amounts of the Company's remaining financial instruments, which include cash and cash equivalents, receivables from broker-dealers, other assets, due to broker-dealers, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Note 6 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets as at March 31, 2019 consist of net operating loss carryforwards. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of the attainment of future taxable income.

On December 22, 2017, the United States signed into law the Tax Cuts and Jobs Act (the "Act"), a tax reform bill which, among other items, permanently reduced the current federal income tax rate to 21% from 34%, which would take effect on April 1, 2018.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 21% to income before income taxes as a result of the following:

	March 31, 2019
Income tax expense (benefit) at U.S. federal tax rate of 21%	$ (26,736)
Non-deductible (income) expenses	-
Change in valuation allowance	26,736
Total provision for income tax	$ -

The Company's approximate net deferred tax asset as of March 31, 2019 was as follows:

	March 31, 2019
Net operating loss carryforward	$ (127,314)
Total deferred tax asset	(26,736)
Less: valuation allowance	26,736
Net deferred tax asset	$ -

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely that the Company will not be able to realize the benefits of these deductible differences.

The gross operating loss carryforward was $127,314 as at March 31, 2019. The Company provided a valuation allowance equal to the net deferred income tax asset because it's uncertain whether future taxable income will be sufficient to utilize the loss carryforward. The increase in the valuation allowance was $26,735 during the year ended March 31, 2019. The potential tax benefit arising from the net operating loss carryforward of $26,736 from the year following to the Act's effective date can be carried forward indefinitely within the annual usage limitations.

Additionally, the future utilization of the net operating loss carryforward to offset future taxable income is subject to an annual limitations as a result of ownership or business changes that may occur in the future. The Company has not conducted a study to determine the limitations on the utilization of these net operating loss carryforwards. If necessary, the deferred tax assets will be reduced by any carryforward that may not be utilized or expires prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance.

Note 7 - Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. At March 31, 2019, the minimum net capital requirement for the Company was $50,000. Net capital as at March 31, 2019 aggregated $93,946. The Company's ratio of aggregate indebtedness to net capital was 2.4 to 1 at March 31, 2019.

Note 8 - Lease

The Company leases office space under a non-cancelable operating lease. The effective date of the lease was December 1, 2015 and will continue for four years and two months. The Company recorded $21,562 in rent expense during the fiscal year ended March 31, 2019. The future minimum lease payments for fiscal year ending March 31, 2020 is $16,451.

Note 9 - Employee Benefit Plans

The Company has a Self-Employment Plan (SEP) which covers the owner. The Company may elect to contribute to the SEP up to 25% of the employee's earnings, subject to a maximum amount per year. During the year, the Company paid a SEP Plan contribution of $10,000 on October 26, 2018.

Note 10 - Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, other proceedings, and legal actions in the ordinary course of business.

The Company is involved in Texas State Securities Board and FINRA matters that have arisen in the ordinary course of business. No provision has been accrued in the financial statements at March 31, 2019 for possible fines or settlements.

FINRA Arbitrations

As at March 31, 2019, the Company was involved in a number of complaints and litigation filed against the Company related to its investment advisory business that have arisen in the ordinary course of business. The actions are as under:

FINRA Arbitration Number 18-01248, FINRA Office of Dispute Resolution, Joann W. Elliott v. McNally Financial Services Corporation and Marshall R. Cassedy, Jr. This matter was settled by the Company and its insurer. Settlement payment is due on or before May 1, 2019. The settlement is funded by the Company's insurance carrier.

FINRA Arbitration Number 18-01232, FINRA Office of Dispute Resolution, A. Heywood Mason v. McNally financial Services Corporation and Marshall R. Cassedy, Jr. This matter is a pending FINRA arbitration. The allegations are that certain investments made were unsuitable. The amount in controversy is alleged to be between $125,000. Based on representations from the Company liability appears to be unlikely and the Company intends to defend this matter.

FINRA Arbitration Number 18-02354, FINRA Office of Dispute Resolution, 1994 Akira Nakamura and Rurie Nakamura Trust, et al. v. McNally Financial Services Corporation, David Dorn McNally, et al. This matter is a pending FINRA arbitration. The allegations are that certain investments made were unsuitable. The amount in controversy is alleged to be between $520,000 and $850,000. The Company intends to defend this matter and disputes the allegations. The company has insurance which is intended to fund any settlement or adverse result to the extent limits under the policy are available at the time.

FINRA Arbitration Number 17-03274, , FINRA Office of Dispute Resolution, Jon L. Shebel, Susan a. Shebel and SEP FBO Jon L. Shebel v. Marshall Royal Cassedy, Jr., McNally financial Services, et al. This matter was a FINRA arbitration which was settled by the Company and its insurer. Settlement payment was made and was partially funded by the Company's insurance carrier.

FINRA Arbitration Number 19-00603, FINRA Office of Dispute Resolution, Philip D. Sims, Individually and on Behalf of his IRA v. McNally Financial Services Corporation. This matter is a pending FINRA arbitration. The allegations are that certain investments made were unsuitable. The amount in controversy is alleged to be between $100,000 and $500,000. Based on representations from the Company liability appears to be unlikely and the Company intends to defend this matter.

FINRA Arbitration No. 17-03103, Tracy Faires, et al v. McNally Financial Services Corporation. Claimants are Tracy Faries, his wife and two children. They sought damages as a result of allegedly unsuitable investment recommendations made by a registered representative of the firm. The Claimants sought compensatory damages which they allege are between $100,000 and $500,000 plus other relief. This matter was resolved for less than $10,000 and was dismissed.

The Company believes that all significant settlements arising from these claims and litigation will be covered by the Company's insurance policies. No provision has been accrued in the financial statements at March 31, 2019 for possible settlement costs.

Note 11 – Subsequent Events

The Company has evaluated subsequent events through May 31, 2019, the date the financial statements were available to be issued.

Schedule I

MCNALLY FINANCIAL SERVICES CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2019

Total stockholder's equity qualified for net capital	$	154,448
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net		1,355
Other assets and receivables		49,451
Net capital before haircuts on securities		103,642
Haircuts on securities		9,696
Net capital	$	93,946
Aggregate indebtedness		
Accounts payable and accrued expenses	$	229,038
Total aggregate indebtedness	$	229,038
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	43,946
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	33,946
Ratio of aggregate indebtedness to net capital		2.4 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA in April 2019	$	111,730
Audit adjustments:		
SIPC general assessment expense		(1,227)
Commission expense		(14,802)
Other		(1,755)
Net effect of audit adjustments on net capital		(17,784)
Net capital	$	93,946

See notes to financial statements and report of independent registered public accounting firm

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
McNally Financial Services Corporation

We have reviewed management's statements, included in the accompanying McNally Financial Services Corporation Exemption Report, in which (1) McNally Financial Services Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co

AJSH & Co LLP

New Delhi, India
May 31, 2019

McNally Financial Services Corporation

Exemption Report

SEC Rule 17a-5(d)(4)

April 25, 2019

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- McNally Financial Services Corporation (the "Company") is a broker/dealer registered with the SEC and FINRA.
- The Company has claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended March 31, 2019.
- The Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
- The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4,as are customarily made and kept by a clearing broker or dealer
- The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

We (management of the Company) believe, to the best of our knowledge, the above statements to be true and correct.

Signed: ______________

Chief Compliance Officer

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payment

To the Board of Directors of
McNally Financial Services Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2019, which were agreed to by McNally Financial Services Corporation (the "Company"), and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 for the year ended March 31, 2019. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (Unites States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries, noting no material differences;
2. Compared the amounts reported on the annual audited report Form X-17A-5 Part III for the year ended March 31, 2019, as applicable, totaling $3,163,584 with the amounts reported in Form SIPC-7 for the year ended March 31, 2019 of $3,067,489. There were variances totaling $96,095 of net operating revenues when comparing amounts reported in the Form SIPC-7 to the audited amounts;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

AJSH & Co LLP

New Delhi, India
May 31, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended March 31, 2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65388 FINRA MAR
MCNALLY FINANCIAL SER CORP
16414 SAN PEDRO AVE STE 930
SAN ANTONIO TX 78232-2281

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,553

B. Less payment made with SIPC-6 filed (exclude interest) (1,326)
10/28/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,227

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1,227

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McNally Financial Services Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17th day of April, 20 19.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 04/01/2018
and ending 03-31-2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,067,489
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	3,182
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,366,275
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,272	
Enter the greater of line (i) or (ii)	2,272
Total deductions	1,368,547
2d. SIPC Net Operating Revenues	$ 1,702,124
2e. General Assessment @ .0015	$ 2,553
	(to page 1, line 2.A.)